STRATASYS LTD. (“Stratasys” or the “Company”)
7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

Time and Date of Meeting	3:00 p.m., Israel Time, on Thursday, November 7, 2024

Place of Meeting	Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

Items of Business	(1) Re-election of each of Messrs. S. Scott Crump, Aris Kekedjian, John H. McEleney, Dov Ofer, David Reis, and Yair Seroussi, and Ms. Adina Shorr, and initial election of Mr. Yoav Zeif (the Company’s Chief Executive Officer), collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2) Renewal of the Company’s Compensation Policy for Executive Officers and Directors for a three-year period, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(3) Approval of a clarification to the definition of Change of Control under the employment agreement of the Company’s Chief Executive Officer, Yoav Zeif, that will align the “double trigger” for severance benefits under that agreement with that of the Company’s other senior executives.

(4)
Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2024 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2023, will be presented to, and considered by, the Company’s shareholders. That matter will not involve a vote.

Our Board unanimously recommends a vote “FOR” each of the above numbered proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Monday, September 30, 2024.
Further Information
The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are distributing (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval
Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes).

Under the Companies Law, the approval of each of Proposals 2 and 3 is also subject to satisfaction of one of the following additional voting requirements:
• the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of the Company under the Companies Law.

The vote of each of the Company’s shareholders is important.
Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. If you are a shareholder of record, you may vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions is set forth on the enclosed voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical proxy card or voting instruction form, shareholders may vote their shares or provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on the enclosed proxy card or voting instruction form).

Attendance at Meeting
If you hold ordinary shares as of the record date for the Meeting (September 30, 2024) and desire to attend in person, if a record shareholder, you will need to provide, at the Meeting, the name under which your shares are held of record, as well as proof of ownership (a copy of a share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

By Order of the Board:
/s/ Dov Ofer
Chairman of the Board
Rehovot, Israel
October 1, 2024

The official notice of the 2024 Annual General Meeting of Shareholders was first published by the Company via a press release issued on August 24, 2024.

STRATASYS LTD.

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Tel: (952) 937-3000	Rehovot 76124, Israel
Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 7, 2024

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING
Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2024 Annual General Meeting of Shareholders (the “Meeting”), to be held at 3:00 p.m., Israel time, on Thursday, November 7, 2024 at the offices of our external legal counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

What items of business will be voted on at the Meeting?

(1) Re-election of each of Messrs. Dov Ofer, S. Scott Crump, Aris Kekedjian, John H. McEleney, David Reis, and Yair Seroussi, and Ms. Adina Shorr, and initial election of Mr. Yoav Zeif (our Chief Executive Officer), to serve as a director, on the Board, until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2) Renewal of the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) for a three-year period, as required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(3) Approval of a clarification to the definition of Change in Control under the employment agreement of the Company’s Chief Executive Officer, Yoav Zeif, that will align the “double trigger” for severance benefits under that agreement with that of the Company’s other senior executives.

(4) Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC Israel”), as the Company’s independent auditors for the year ending December 31, 2024 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2023 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof. It is the intent of the chairman of the Meeting to allow the presentation of only those matters set forth in the above agenda, for which advance notice was properly provided to the Company’s shareholders. Any other substantive agenda item initially raised at the Meeting would be deemed out of order.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

Why is the Board proposing, and recommending to vote in favor of, the specific agenda items to be presented at the Meeting?

Proposal 1— the reelection/ initial election of director nominees— is a matter required to be presented for approval at every annual general meeting of shareholders under our amended and restated articles of association (the “Articles”) and the Companies Law. As described further in “Proposal 1. Reelection/Initial Election of Directors—

Background” below, our Board believes that the nominees identified in Proposal 1 possess the requisite knowledge, experience and familiarity with our Company and our industry to lead our Company forward and therefore recommends in favor of their reelection or initial election (as applicable). In particular, the Board has recommended the addition of our Chief Executive Officer, Mr. Zeif, to the Board, as the Board acknowledged that our Chief Executive Officer is closest to the strategy, execution, and day-to-day decision making around our business. The election of Mr. Zeif to serve on the Board is therefore a way to include uniquely meaningful input into Board meeting deliberations that would not otherwise be available.

Proposal 2— the renewal of our Compensation Policy— is a matter that our shareholders must approve once every three years under the Companies Law. As described further under “Proposal 2. Renewal of Compensation Policy for Executive Officers and Directors— Background” below, the Companies Law mandates that the compensation committee of the Board, the Board, and the shareholders approve a compensation policy that contains certain general parameters governing the compensation terms of “office holders” (generally, executive officers, including the chief executive officer and other officers who report directly to him, as well as directors) every three years. The approval of the policy and the parameters that it contains is in addition to the required approval of specific compensation terms of office holders as they are adopted or amended from time to time.

Proposal 3— the proposed clarification to the definition of Change in Control under the employment agreement of our Chief Executive Officer, Yoav Zeif (the “CEO”)— is intended to provide the same protection to our CEO in the event of a hostile takeover of the Board and a specified termination event as to which (i) he is already entitled in other Change of Control scenarios resulting in his termination, and (ii) our other senior executives are already entitled in the event of a hostile takeover of the Board that is coupled with their termination. This proposal merely applies the existing right of our CEO to certain severance benefits due to his termination without cause or his resignation for good reason within 12 months of the closing of a Change of Control event to an additional type of such event— a hostile takeover of the Board. That is a customary benefit that we already have in place for our other senior executives, and we believe it in the best interests of our Company and shareholders that our CEO be entitled to it as well.

Proposal 4— reappointment of our independent auditors— needs to be brought for approval of our shareholders on an annual basis under the Companies Law. Our audit committee and Board believe that PwC Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. PwC Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2024 and the additional period until our next annual general meeting of shareholders.

What is the quorum required in order to conduct business at the Meeting?

Under our Articles, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares) in our Company as of the record date for the Meeting (September 30, 2024). As of the close of business on September 23, 2024, we had 71,377,871 ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) (“ordinary shares”) outstanding. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

In addition, the approval of each of Proposals 2 and 3 requires satisfaction of one of the following additional voting requirements:

• the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. With respect to Proposal 3, a “controlling shareholder” furthermore includes a shareholder (or multiple shareholders, if they all have a conflict of interest in the approval of the same transaction) possessing 25% or more of the voting rights of the Company if no other shareholder possesses 50% or more of the voting rights of the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposals 2 and 3, and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

Under the Companies Law, any shareholder participating in the vote on Proposals 2 or 3 must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 2 or 3, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 2 or 3 (as applicable). In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 2 and/or 3 (as applicable), and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal(s).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 2 or 3, you should not vote by means of the enclosed proxy card, voting instruction form, online at www.proxy.com or via telephone, with respect to the relevant proposal, and you should instead contact our Chief Legal Officer, Ms. Vered Ben-Jacob, at Vered.BenJacob@stratasys.com, who will instruct you how to submit your vote or voting instructions on the relevant proposal(s). If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 2 and/or 3 (as applicable), but will not be counted towards or against the special majority required for approval of that/those proposal(s).

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (at www.proxyvote.com) or via telephone (as indicated on your proxy card), your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form and do not otherwise provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on your voting instruction form), your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the appointment of an independent registered public accounting firm (Proposal 4) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), but do exercise discretionary authority with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s) for which the brokers do not vote your shares.

What shares can I vote?

Our only class of shares outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, September 30, 2024, is entitled to one vote on all items of business at the Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, bank, trustee or other nominee. As of the close of business on September 23, 2024, there were 71,377,871 ordinary shares outstanding. The closing price of the ordinary shares on September 27, 2024 (the latest practicable date prior to the publication of this proxy statement), as quoted on the Nasdaq Global Select Market, was US $8.14.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Meeting. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. In each case, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Wednesday, November 6, 2024 in order to be counted towards the tally of votes at the Meeting.

•If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope to Broadridge, our agent for tallying the votes at the Meeting. In the alternative, a shareholder of record can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you on the enclosed proxy card and following the instructions over the phone. If you lose or misplace your proxy card, you may instead print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 1, 2024, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Chief Communications Officer and Vice President- Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

•If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.

May I attend the Meeting in person and how can I vote my shares in person at the Meeting?

Yes, the Meeting will be held at the offices of our external counsel, Meitar Law Offices, in Ramat Gan, Israel. If you attend the Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the meeting, provided that you bring proof of ownership of your ordinary shares (such as a copy of your share certificate or a statement showing book-entry shares) as of the record date for the meeting. Shares held beneficially in street name may be voted on a ballot only if you bring the requisite documentation, namely: (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described above so that your vote will be counted if you later decide not to attend the Meeting.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on October 1, 2024. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Wednesday, November 6, 2024, for it to be effective. If you initially voted online or via telephone, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

What happens if additional matters are presented at the Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Mr. Eitan Zamir, Ms. Vered Ben-Jacob, Mr. J. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment. It is the intent of the chairman of the Meeting to allow the presentation of only those matters set forth in the above-listed agenda, for which advance notice was properly provided to the Company’s shareholders. Any other substantive agenda item initially raised at the Meeting would be deemed by the chairman to be out of order.

Who will count the votes?

A representative of Stratasys, its outside counsel or of an independent third-party will act as the inspector of election to tabulate the votes cast at the Meeting.

Who will pay the costs of soliciting votes for the Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Meeting?

We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On March 11, 2024, we filed with the SEC our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (our “2023 Annual Report”). Our 2023 Annual Report includes our audited 2023 financial statements, certain non-GAAP financial information for 2023, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2023 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2023 Annual Report to obtain additional information regarding our Company.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 7, 2024

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Meeting, including this proxy statement and form of proxy for our Meeting, by contacting our Chief Communications
Officer and Vice President- Investor Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of September 23, 2024, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, the most recent reports filed by institutional investment managers on Form 13F). Ordinary shares that a person has a right to acquire within 60 days after September 23, 2024 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 71,377,871 ordinary shares that were outstanding as of September 23, 2024.

Beneficial Owner	Ordinary Shares		Percentage Ownership
Nano Dimension Ltd.	9,695,115	(1)	13.6%
Rubric Capital Management LP	5,968,703	(2)	8.4%
Neuberger Berman Group LLC	3,719,383	(3)	5.2%
The Phoenix Holdings Ltd.	3,553,006	(4)	5.0%
The Goldman Sachs Group, Inc.	3,567,795	(5)	5.0%
____________

(1)Represents shares beneficially owned as of December 23, 2023, as indicated in Amendment No. 12 to the statement of beneficial ownership on Schedule 13D filed by Nano Dimension Ltd. with the SEC on December 26, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to 9,695,015 of those ordinary shares beneficially owned by it.
(2)Represents shares beneficially owned as of June 30, 2024, as indicated in a report of institutional investment manager on Form 13F filed by Rubric Capital Management LP (“Rubric Capital”) with the SEC on August 13, 2024. As indicated in that report, Rubric Capital possesses sole investment discretion and sole voting authority with respect to all such 5,968,703 ordinary shares. Based on its statement of beneficial ownership on Schedule 13G filed with the SEC on February 12, 2024 with respect to its holdings of our ordinary shares, Rubric Capital serves as investment adviser to certain investment funds and/or accounts that hold the subject ordinary shares. David Rosen serves as Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.
(3)Represents shares beneficially owned as of June 30, 2024, as indicated in a report of institutional investment manager on Form 13F filed by Neuberger Berman Group LLC (“Neuberger Berman”) with the SEC on August 13, 2024. As indicated in that report, Neuberger Berman possesses: sole investment discretion and sole voting authority with respect to 101,805 ordinary shares; shared investment discretion with respect to 3,617,578 ordinary shares, of which 3,157,321 are subject to its voting authority and 460,257 are not subject to its voting authority.
(4)Represents shares beneficially owned as of June 30, 2024, as indicated in a report of institutional investment manager on Form 13F filed by Phoenix Holdings Ltd. on August 12, 2024. As indicated in that report, The Phoenix Holdings Ltd possesses sole investment discretion and sole voting authority with respect to all such 3,553,006 ordinary shares. Based on the last amendment to its statement of beneficial ownership on Schedule 13G filed with the SEC on February 12, 2024 with respect to its holdings of our ordinary shares, various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings

Ltd. beneficially own the subject ordinary shares. Those subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions.
(5)Represents shares beneficially owned as of December 29, 2023, as indicated in a statement of beneficial ownership on Schedule 13G filed by The Goldman Sachs Group, Inc. (“GS Group”) on February 8, 2024. As indicated in that report, the GS Group possesses shared voting and shared dispositive power with respect to 3,561,021 of such ordinary shares beneficially owned by it. The securities being reported on by the GS Group, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a subsidiary of the GS Group.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE
GOVERNANCE AND COMPENSATION OF OUR OFFICERS AND DIRECTORS
Item 6B of our 2023 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2023. Item 6C of our 2023 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. Item 4B of our 2023 Annual Report contains our Board Diversity Matrix. We encourage you to review those items of our 2023 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders. Please also see “Proposal 1 Re-Election/Initial Election of Directors — Board and Committee Independence” below.

PROPOSAL 1:
RE-ELECTION/INITIAL ELECTION OF DIRECTORS

Background
Size and Structure of Board
Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be determined from time to time by our Board (subject to a certain minimum and maximum Board size set by the Amended Articles). On September 24, 2024, pursuant to its nomination of the below-listed individuals for re-election at the annual meeting, our Board effectively confirmed the number of directors constituting the Board as eight (8). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Companies Regulations– Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760 that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.
Current Board Nominees
Our Board has nominated Mr. Dov Ofer (the Chairman of the Board), Mr. S. Scott Crump, Mr. Aris Kekedjian, Mr. John J. McEleney, Mr. David Reis, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, and Mr. Yoav Zeif (our Chief Executive Officer) for initial election, in each case to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.
Of our existing directors who have been nominated for reelection at the Meeting, Mr. McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until the present time. Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013). Mr. S. Scott Crump was initially elected by our shareholders last year, at our 2021 annual meeting of shareholders in November 2021. Mr. Kekedjian was initially appointed as a director by our Board in November 2023 and is being presented for re-election for the first time at the Meeting.
Mr. Zeif, who has been nominated for initial election as a director at the upcoming Meeting, has served as our Chief Executive Officer since February 2020. Mr. Michael Schoellhorn, who has served on the Board since his initial election by our shareholders at our 2020 annual meeting of shareholders in November 2020, will conclude that service as of the date of the Meeting, after having requested from the Board not to be nominated for re-election due to other commitments going forward. We express our gratitude to him for his contributions to the Board and our Company over the course of his years of Board service.
The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for re-election at the Meeting:

Name	Age	Position
Dov Ofer	70	Chairman of the Board of Directors
S. Scott Crump	70	Director
Aris Kekedjian	57	Director
John J. McEleney	61	Director
David Reis	63	Director
Yair Seroussi	68	Director
Adina Shorr	63	Director
Yoav Zeif	57	Director

Board and Committee Independence
Each of Messrs. Ofer, Crump, Kekedjian, McEleney, Reis and Seroussi, and Ms. Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors. Similarly, the audit and compensation committees of our Board are composed solely of independent directors, in accordance with the requirements of Nasdaq Listing Rules 5605(c)(2) and 5605(d)(2), and Exchange Act Rules 10C-3 and 10A-1, respectively.
Biographical Information Concerning Nominees
We have provided below information concerning the background and experience of each of the nominees for reelection or initial election (as applicable) as directors at the Meeting:
Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. While serving as a director (prior to his appointment as our Chairman), Mr. Ofer served on the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Mr. Ofer served as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.
S. Scott Crump has served as our director since November 2021. Mr. Crump previously served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and

February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. Mr. Crump also served from June 2018 through March 2020 on the oversight committee of our Board that helped to support our interim chief executive officer in the management of our company during an interim period, and our current CEO, Mr. Yoav Zeif, during Mr. Zeif’s initial period at our company. After leaving his position as a director on the Board in 2020, Mr. Crump served as a technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.
Aris Kekedjian has served as our director since having been appointed by the Board in November 2023. Mr. Kekedjian served as Chairman and Chief Executive Officer of Trinity Biotech from October 2022 to December 2023. He served as President and Chief Executive Officer of Icahn Enterprises from April 2021 to January 2022. Prior to that, Mr. Kekedjian held various roles of increasing responsibility at General Electric and GE Capital from 1989 to 2019, including Head of Corporate Development and Chief Investment Officer of GE; Managing Director and Global Head, Business Development of GE Capital; and Managing Director, Global Corporate Development and CEO of GE Capital in the MEA region. During his tenure at GE and GE Capital, Mr. Kekedjian guided the company through multiple phases of growth and transformation, including through the 2008 financial crisis and a series of multibillion-dollar mergers that helped reposition disparate assets into leading businesses. In addition, he previously served as a director of Xerox Holdings Corporation and XPO Logistics. Mr. Kekedjian holds a Bachelor of Commerce degree in Finance and International Business from Concordia University in Montreal, Canada.
John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (Nasdaq: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.
David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board, as an Executive Director and as a key member of the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (Nasdaq & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.
Yair Seroussi has been a member of the board of directors of Stratasys since 2017 and is serving as the chairman of the audit committee. He is the chairman of Enlight renewable energy since 2018, listed on NSDAQ & TASE, and the chairman of ZIM integrated shipping services Ltd, NYSE, a global shipping operator. He is currently on the board of directors of Mediterranean towers Ltd. Mr. Seroussi was previously on the board of directors of DSP Group Inc. Mr. Seroussi brings immense experience to the board room, having served as Chairman of Bank Hapoalim, Israel's largest bank and of the Association of Banks in Israel. Mr. Seroussi served as head of Morgan Stanly Israel for 16 years. Before, He served in senior positions at the Israeli ministry of finance, was head of the office of ministry, stationed in the US, and was head of the commodities division, based in NY. In addition to his various professional roles, Mr. Seroussi servs in nonprofit organizations, He is the chairman of Tovanot B'Hinuch (a nonprofit organization helping Periphery schools to excel), sits on the board of governors at the Hebrew University, Weizman Institutes and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz institute of strategic management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.
Adina Shorr has served as our director since July 2018. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.
Yoav Zeif has served as our chief executive officer since February 18, 2020. Prior to joining our Company, from 2018 until February 2020, Mr. Zeif was a partner in the New York office of McKinsey & Company, a global strategic advisory firm that is based in New York. Before serving in that role, Mr. Zeif served as President of the Americas Division, Head of Product Offering and Chief Commercial Officer at Netafim, the world’s largest micro-irrigation company, from 2012 to 2018. Prior to that, he served as Senior Vice President of Products and Marketing at Makhteshim (now Adama Ltd.), a global crop-protection company, where he managed the entire portfolio of products and all global commercial relationships. Yoav earned an Executive MBA in high-tech management in a joint program of the Kellogg School of Management at Northwestern University and the Hebrew University of Jerusalem, and a Ph.D. in International Economics from Bar-Ilan University.
Proposed Resolutions
We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:
a.RESOLVED, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
b.RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
c.RESOLVED FURTHER, that the re-election of Mr. Aris Kekedjian as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
d.RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
e.RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
f.RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
g.RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
h.RESOLVED FURTHER, that the initial election of Mr. Yoav Zeif as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects.
Required Vote
Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election (as applicable) of directors. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election or election of each nominee to serve as a director.
Board Recommendation
The Board recommends a vote “FOR” each of the foregoing resolutions re-electing Messrs. Ofer, Crump, Kekedjian, McEleney, Reis, and Seroussi, and Ms. Shorr, and initially electing Mr. Zeif, as directors of Stratasys Ltd.

PROPOSAL 2 RENEWAL OF COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
Background

Under a December 2012 amendment to the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holder,” as defined in the Companies Law, includes directors and most executive officers (including the chief executive officer and other officers who report directly to him). At our Company, our chief executive officer, chief financial officer, all other “C- level” officers and executive vice presidents, along with our directors, are considered our office holders.

Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve the compensation policy once every three years.

Our Compensation Policy was initially adopted by our Board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015 and September 2018, following approval by our compensation committee and Board, our shareholders approved amended and restated versions of our Compensation Policy at extraordinary and/or annual general meetings of our shareholders. At our annual general meeting of shareholders held in November 2020, following the requisite approvals by our compensation committee and Board, our shareholders approved an amendment to our Compensation Policy in respect of the provisions related to directors’ and officers’ liability insurance. In November 2021, our annual general meeting of shareholders approved the current amended and restated version of the Compensation Policy. We refer to our Compensation Policy, as currently in effect, as the “Existing Compensation Policy”.

Our compensation committee and Board have reviewed our Existing Compensation Policy during the period leading to the calling of the Meeting. Based on that review, they have determined that the Existing

Compensation Policy provides us with a strong, current framework of principles and quantitative guidelines that reflect our philosophy for executive and director compensation. They have furthermore confirmed that the Existing Compensation Policy is consistent with (a) the current and foreseeable compensation (both short-term and long term, fixed and incentive-based, cash and equity) of our office holders and (b) the latest recommendations that we had received from the compensation consultants whom we had retained in recent years to update our executive and director compensation programs. The compensation committee and Board have also confirmed that the Existing Compensation Policy contains the obligatory elements (both principles and quantitative) prescribed by Section 267A of, and the First Annex, Part A to, the Companies Law.

Based on the foregoing review, the compensation committee and Board are recommending that our shareholders affirmatively renew the Existing Compensation Policy at a vote that we will hold at the Meeting pursuant to this Proposal 3. The Existing Compensation Policy, as to be renewed, is attached to this Proxy Statement as Appendix A (in its renewed form, the “Renewed Compensation Policy”).

We urge you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy. If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the compensation committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, dated November 7, 2024, in the form attached as Appendix A to the Company’s proxy statement for the 2024 Annual General Meeting of Shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, approved.

Required Vote

The approval of Proposal 2 to adopt the Renewed Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to Proposal 2, excluding abstentions and broker non-votes.

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor of the Renewed Compensation Policy must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the Renewed Compensation Policy that are voted at the Meeting, excluding abstentions and broker non-votes; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our company.

A controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of the Renewed Compensation Policy under Proposal 2. However, the vote of a controlling or conflicted shareholder will not be counted towards or against the special majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

Please see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations— Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com or via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the Renewed Compensation Policy under Proposal 2, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 2 (including the 2% threshold described in the second bullet point above).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 2, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com or via telephone, and you should instead contact our Chief Legal Officer, Ms. Vered Ben-Jacob, at Vered.BenJacob@stratasys.com, who will instruct you how to submit your vote or voting instructions on Proposal 2. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards or against the special majority required for approval of this proposal.

Please also see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for further information.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution approving the adoption of the Renewed Compensation Policy.

PROPOSAL 3
CLARIFICATION TO CHANGE OF CONTROL DEFINITION FOR “DOUBLE TRIGGER” FOR SEVERANCE BENEFITS UNDER CEO EMPLOYMENT AGREEMENT

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company, and any changes to such terms, generally require the approval of the compensation committee, board of directors, and shareholders (in that order).

CEO’s Current Double Trigger Acceleration Provision

Yoav Zeif has served as our CEO since February 18, 2020. Mr. Zeif’s employment agreement, dated as of February 18, 2020, by and between our Company and Mr. Zeif, has been publicly filed, having served as Exhibit 4.8 to the 2023 Annual Report, and can be accessed at the following link—
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001517396/000162828024010213/ssys-20231231.htm (the “CEO Employment Agreement”). Appendix A to the CEO Employment Agreement includes a customary “double trigger” provision. Under that provision, Stratasys’ completion of one of a number of fundamental transactions (a “Change of Control Trigger”), when coupled with, or followed by, the termination of the CEO’s employment, either by our Company without Cause (as defined in the agreement) or by the CEO for Good Reason (as defined in the agreement) within 12 months of the closing of the fundamental transaction (any such termination, a “Second Trigger”) is together deemed a “Double Trigger” that causes the accelerated vesting of (i) the time-vesting portion of the restricted share units (RSUs) granted annually to the CEO as equity compensation, and (ii) certain options to purchase ordinary shares that had been previously granted to the CEO at the start of his employment with our Company (“special upside options”). In the case of the special upside options, the acceleration is furthermore conditioned on the Change of Control Trigger reflecting, on the closing date of the fundamental transaction, a certain minimum value of the Company or its assets (as the case may be) in excess of the market capitalization of the Company (as described further in the CEO Employment Agreement).

In its original language, the list of fundamental transactions that constitute a “Change of Control Trigger” that serves as the first trigger for potential acceleration of vesting of the annually-granted RSUs and special upside options under the CEO Employment Agreement includes only the following transactions:

•a merger, consolidation, share purchase or similar corporate transaction resulting in the issuance or exchange of the Company’s ordinary shares, conversion of ordinary shares into cash, securities or other property of another corporate entity, such that persons (in the case of a merger, consolidation or similar corporate transaction) or a person or a group of persons acting in concert (in the case of a share purchase) who held less than the majority of the Company's issued and outstanding shares immediately prior to the transaction hold a majority of the issued and outstanding shares of the Company following the transaction; or
•a sale of all or substantially all of the assets of the Company to another entity which is not controlling, controlled by or under common control with the Company.

Other Senior Executives’ Double Trigger Acceleration Provision

Under a severance plan under which several other senior executives of Stratasys are covered (the “Senior Executive Severance Plan”), the first of the two triggers that together constitute a double trigger—which would cause severance benefits to be payable to the senior executives— includes, also, a scenario in which individuals who then constitute the incumbent Board cease for any reason to constitute at least a majority of the members of the Board. This trigger is only set off, however, under the Senior Executive Severance Plan by a change to the majority of the Board members that is not approved by a vote of at least a majority of the directors then comprising the incumbent members of the Board. Any new member of the Board whose election (or nomination by election by our shareholders) is approved by a majority of the members of the then-incumbent Board does not count as a “new” member of the Board in determining whether a majority of the Board members have been replaced. Therefore, only a hostile takeover of the Board, and not a negotiated or “friendly” transaction resulting in a change of the majority of the Board members that is approved by the then-incumbent Board, would set off the first trigger for a double trigger termination resulting in the payment of severance benefits to our other executives. If, however, the election (or nomination for election by our shareholders) of a new director results from an actual or threatened election contest for the election or removal of directors by or on behalf of a person other than the incumbent Board, the new director would be counted towards a deemed “hostile” change in the majority of the members of the Board— even if the majority of the incumbent Board members succumb to the threat or hostile action and vote in favor of the election (or the nomination for election by our shareholders) of the new director.

Rationale for a Clarifying Amendment to the CEO’s Change of Control Definition

The additional scenario involving a hostile takeover of the Board is merely an alternative form to the same substantive result— a fundamental change to our Company— and, in the view of our compensation committee and Board, should be considered substantively the same as a merger, acquisition or asset sale transaction involving our Company. Just as those other transactions are considered the initial trigger which, if coupled with the termination of the employment of a senior executive, together constitute a Double Trigger that entitles the subject executive to severance benefits, also a change in the majority of the incumbent Board (other than in a friendly, negotiated manner) logically involves a similar fundamental change to our Company that should be considered such an initial trigger. While the list of transactions enumerated in the CEO Employment Agreement deemed to be an initial trigger towards a Double Trigger omitted, for whatever reason, a change in a majority of the Board, the initial intent to include any fundamental change to our Company mandates that such a change to the Board be included. Consequently, our compensation committee and Board have approved, and are recommending that our shareholders likewise approve, the addition of that type of transaction to the list of transactions considered a Change of Control Trigger under the CEO Employment Agreement. The change to the text of the relevant provisions in Appendix A to the CEO Employment Agreement appears in Appendix B to this Proxy Statement.

We believe that the broader parameters for what constitutes a Change of Control for purposes of the accelerated vesting of our CEO’s time-vesting RSUs and special upside options (the latter of which is anyway conditioned on there being a certain minimum value ascribed to the Company in excess of the market capitalization of the Company as of the completion of the Change of Control) is customary for executives of public technology companies such as ours. The broader definition of a Change of Control Trigger will furthermore incentivize the CEO to continue to pursue whatever fundamental transactions benefit our shareholders, regardless of whether there is a risk to his personal employment at the Company, and will therefore further value creation by our CEO for our shareholders.

The proposed change to what constitutes a “Change of Control” under the CEO Employment Agreement has furthermore been determined by our compensation committee and Board to be consistent with our Existing Compensation Policy and Renewed Compensation Policy, each as applicable to our CEO.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the clarifying amendment to Appendix A to the employment agreement, dated as of February 18, 2020, by and between our Company and our CEO, Yoav Zeif, expanding the definition of a “Change of Control Trigger”, as described in Proposal 3 of the Proxy Statement with respect to the Meeting, the text of which amendment is set forth in Appendix B to the Proxy Statement, be, and the same hereby is, approved in all respects.”

Required Vote

The vote required for approval of the clarifying amendment to the CEO Employment Agreement is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on Proposal 3 (excluding abstentions and broker non-votes).

Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the Renewed Compensation Policy must not exceed two percent (2%) of the aggregate voting rights in our company.

Please see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of the Renewed Compensation Policy, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations— Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com or via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the clarifying amendment to the CEO Employment Agreement under Proposal 3, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 3 (including the 2% threshold described in the second bullet point above).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 3, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com or via telephone, and you should instead contact our Chief Legal Officer, Ms. Vered Ben-Jacob, at Vered.BenJacob@stratasys.com, who will instruct you how to submit your vote or voting instructions on Proposal 3. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 3, but will not be counted towards or against the special majority required for approval of this proposal.

Please also see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for further information.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed clarifying amendment to the CEO Employment Agreement of our CEO, Yoav Zeif.

PROPOSAL 4 RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND APPROVAL OF ITS ANNUAL REMUNERATION
Background

Reappointment of Auditors

As required under the Companies Law on an annual basis, at the Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (“PwC Israel” or the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2024 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. PwC Israel has no relationship with us or with any of our affiliates, except as auditors.

Our audit committee and Board believe that PwC Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. PwC Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2024 and the additional period until our next annual general meeting of shareholders.

Auditor Fees for Services in Last Two Years

The following table sets forth, for the years ended December 31, 2023 and 2022, the fees billed to us and our subsidiaries by the Auditors:

	Year ended December 31,
	2023	2022
Audit fees(1)	$1,028,700	$843,700
Audit-related fees(2)	376,000	20,000
Tax fees(3)	133,000	140,000
All other fees(4)	1,800	19,800
Total	$1,539,500	$1,023,500
____________
(1) Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services provided by the Auditors in connection with statutory and regulatory filings or engagements.
(2) The audit-related fees for the years ended December 31, 2023 and 2022 were for due diligence related to acquisitions.
(3) Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.
(4) All other fees are fees for other consulting services (if any) rendered by the Auditors to us.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagement does not impair the independence of our auditors, the audit committee pre-

approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent auditors.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Meeting:

RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby is, re-appointed as the independent auditor of the Company for the year ending December 31, 2024 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix its remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of this Proposal 4.

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution re-appointing the Auditors as our independent auditors for the year ending December 31, 2024 and the additional period until our next annual general meeting of shareholders, as well as the authorization of the Board to fix their remuneration.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2023 are included in our 2023 Annual Report, which we filed with the SEC on March 11, 2024. You may read and print that report without charge at the SEC’s website at www.sec.gov. That report is not a part of this proxy statement. We will hold a discussion with respect to those financial statements at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2023 Annual Report, which was filed with the SEC on March 11, 2024, is available for viewing and download on the SEC’s website at www.sec.gov as well as at the Investor Relations section of our corporate website at www.stratasys.com. On September 24, 2024, we issued a press release and furnished a related Form 6-K publishing notice of the Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill those requirements by filing and furnishing reports with or to the SEC. Our reports to the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
October 1, 2024

Appendix A
Stratasys Ltd.
Compensation Policy for Executive Officers and Directors
as Re-adopted by Shareholders on November 7, 2024

This document sets forth the compensation policy of Stratasys Ltd. and its subsidiaries (collectively, “Stratasys” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders,” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Stratasys’ Chief Executive Officer (the “CEO”) and Executive Vice Presidents, but excluding Stratasys’ directors, unless otherwise expressly indicated (as referenced above, directors are, nevertheless, subject to this policy). It is hereby clarified that this policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from provisions of applicable law that may not be limited or derogated from. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Stratasys’ CEO and its directors. In case of any amendment to provisions of the Israeli Companies Law and any other applicable rules and regulations in a manner that will facilitate Stratasys’ ability to more readily approve or pay executive officer or director compensation, Stratasys shall be entitled to follow those provisions even if they contradict the principles of this policy.

The Compensation Committee of Stratasys’ Board of Directors (the “Committee”) and Stratasys’ Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with the Company’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement (including amendment of an existing compensation arrangement) of an executive officer or director that is approved following its adoption by the Company’s shareholders, and shall not impact, in any manner, any compensation arrangement approved prior to such adoption.

This policy is not intended to establish personal terms and conditions for specific executive officers and directors, but rather to set forth objective principles and parameters which will apply to all executive officers and directors. This policy sets forth maximum and minimum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any executive officer or director, unless expressly stated otherwise.

Compensation Objectives

Stratasys executive officers’ compensation objectives, as outlined below, should be designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Stratasys aims to incentivize its executive officers by strengthening the link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to executive officers is based on measures that reflect both Stratasys’ short- and long-term performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Stratasys defines clear and measurable quantitative and qualitative objectives that, in combination, are expected to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a portion of the compensation packages of Stratasys’ executive officers should be comprised of equity-based compensation, in order to create a direct link between the interests of executive officers and the interests of Stratasys and its shareholders.

Risk management: Compensation is generally intended to be structured in a manner that creates an incentive to deliver high performance (both long- and short-term) while taking into account Stratasys’ risk management philosophy and without undue pressure to take excessive risks, thus leading to a balanced and effective risk-taking approach. This may be achieved by using tools such as (i) placing maximum thresholds on eligibility for selected short- and long-term incentives; (ii) using key performance indicators that are designed to reduce incentives to take excessive risks; and (iii) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle.

Competitiveness: Stratasys competes with global and emerging companies to attract and retain highly talented professionals with the capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Stratasys executive officers should generally be targeted to be competitive with Stratasys’ peer group, which includes similar companies, as well as companies that compete with Stratasys for similar talent and companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

●	Stratasys’ executive officer compensation philosophy also values the following principles: Promotion of the Company’s goals and supporting Stratasys’ business strategy and Annual Operating Plan (the “AOP”);
●	Paying employees equitably relative to one another based on their roles and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;
●	Embedding a culture of high performance with high integrity; and
●	Encouraging good corporate governance practices.

Compensation Elements

Stratasys’ executive officers’ compensation packages should generally be composed of the following elements:

●	Base salary
●	Cash bonuses
●	Equity-based compensation
●	Benefits and perquisites
●	Retirement and severance arrangements

Stratasys’ target ranges for the allocation of annual compensation of its executive officers among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%-50%
Annual Cash Bonus	15%-35%
Equity-Based Compensation	30%-70%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and provided all compensation elements detailed in the table above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in no payout or a payout outside of the range of percentages detailed above.

The target compensation mix supports the core principles of Stratasys’ executive officer compensation philosophy of compensating executive officers for performance and aligning their interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives, while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation should therefore be targeted to be “pay at risk” tied to key metrics or other performance criteria of the Company’s growth, consistent with the approach taken by global companies and taking into account that the Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers and allow the Company to attract and retain competent executive talent and to maintain a stable management team. Base salaries vary among executive officers and will be individually determined according to each executive officer’s experience and areas of responsibility based on a variety of considerations, including:

●	Professional background: education, knowledge, skills, expertise, professional experience and achievements.
●	Competitiveness: the base salary of executive officers should be evaluated periodically by conducting external benchmarking using a defined peer group, selected according to size, industry, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and Internal Considerations” below.

●	Reasonableness within the Organization: the variation in the relative base salary among the executive officers may reflect the differences in their position, education, scope of responsibilities, location, previous experience in similar roles and their contribution to attainment of Stratasys’ goals, as well as certain legacy matters and special circumstances.
Adjustments to base salary: The Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), may from time to time consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, and may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board may also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment. In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an executive officer who reports to the CEO, will not require the approval of the Committee, as stated in Section 272(C) to the Israeli Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO, and is consistent with the terms of this policy.

Fixed one-time grant: In addition to the base salary and notwithstanding the section entitled “Equity-Based Compensation” below, in circumstances deemed appropriate by the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)), executive officers may be awarded an additional fixed one-time cash or equity-based grant upon recruitment or promotion, subject to the discretion of the Committee and the Board. The maximum amount for any equity-based grant pursuant to this paragraph shall be equal to the economic value of options to purchase 300,000 shares (subject to standard adjustment for changes in capitalization such as stock splits) at the time of grant with the value of such options to be calculated on the basis of an customary market-accepted valuation formula, such as Black-Scholes, or the equivalent economic value in equity-settled restricted stock units (RSUs) or equity-settled performance share units (PSUs) or any combination thereof.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that the executive officer is aligned in achieving the Company’s overall annual goals, as well as the executive officer’s individual annual goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Subsequent to approval of the Company’s AOP at the beginning of each calendar year, the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), shall determine the performance criteria taking into account short- and long-term goals, as well as the Company’s risk management policy. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year. To the extent permitted by law hereafter, the CEO may determine the performance criteria or considerations for executive officers reporting to him.

Performance criteria: Quantitative and qualitative performance criteria will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), such performance criteria will generally be determined based on the AOP and the long-range plan approved by the Board, and will be structured in order to take into account Stratasys’ short- and long-term goals. These performance criteria, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

●	Between 60% and 80% - overall Company performance criteria, which are based on actual financial and operational results, such as net revenues, sales, operating profit, earnings per share (EPS) and cash flow;
●	Between 15% and 25% - business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Stratasys’ annual operating plan and long-range plan; and
●	Up to 20% - quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.
When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

Stratasys’ CEO’s performance will generally be measured as described below:

●	Between 80% and 85% - overall Company performance criteria, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution, which relate to overall Company performance; and
●	Between 15% and 20% - discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account Stratasys’ short- and long-term goals, as well as its risk management policy.

(i) Thresholds - achievement of less than 80% of an executive officer’s performance criteria in a given year (and with respect to the CEO, 85%) will prevent such executive officer from qualifying for an annual cash bonus.

(ii) Target Bonus - the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance criteria, will be equal to 50% to 100% of the executive officer’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO). The target bonus for the CEO will be 120% of the CEO’s annual salary.

(iii) Maximum Bonus - the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such executive officer’s annual salary.

(iv) Payout Formula - the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 80% or, in the case of the CEO, 85%, of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but not less than 80%, and with respect to the CEO, 85%) of his or her performance criteria. Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all other executive officers and for the CEO, respectively:

Percentage of Performance Criteria Achieved		Percentage of Target Bonus to be Awarded
All Other Executive Officers	CEO	All Other Executive Officers	CEO
80%	85%	0%	0%
90%	92.5%	50%	50%
100%	100%	100%	100%
110%	110%	125%	125%
120%	120%	150%	150%

Notwithstanding the foregoing, the requirement for the annual cash bonus to be based on measurable criteria shall not apply to executive officers who report directly to the CEO, and the annual cash bonus for such officers may be based in whole or in part entirely on discretionary evaluation of their performance.

(v) Budget - the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that protects Stratasys from excessive risk taking to achieve short-term results that could expose Stratasys to risk in the long term, and aligns target-setting with the pre-defined risk profile of Stratasys.

As a condition for entitlement to an annual cash bonus, an executive officer must be employed at the Company as of the fiscal year-end and must have a period of employment with the Company of at least six (6) calendar months as of such time, provided that employment for less than a full year as of the fiscal year-end shall entitle the officer only to a pro-rated portion of the annual bonus that would otherwise be payable on the basis of the officer’s overall compensation. Notwithstanding the foregoing, in the event of an executive officer’s termination of service or employment during the fiscal year, such executive officer may, nevertheless, be entitled, at the Committee’s and the Board’s discretion, to a partial cash bonus pro-rated to the portion of the year during which such executive officer was employed by the Company, as shall be determined by the Committee and Board.

In addition to the annual cash bonus, in special cases, the Committee and the Board, as applicable, may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses will also allow Stratasys the flexibility to adapt to unexpected or unaccounted-for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board, and to the extent permitted by law, by the Chief Executive Officer, as applicable. Notwithstanding, the Committee and the Board may grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, based solely on their discretion, provided that the total amount of other (i.e., in addition to annual) cash bonuses awarded to an executive officer for any given year will not exceed 50% of such executive officer’s annual base salary.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Stratasys ordinary shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain executive officers for the long term by:

●	Providing executive officers with a meaningful interest in Stratasys’ share performance;
●	Linking equity-based compensation to potential and sustained performance; and
●	Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan and/or any other long-term incentive plan(s) that Stratasys may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), provided that any such terms and conditions are in line with the following:

(a)	Time-based equity awards: Equity-based awards structured as time-based equity-based awards (aimed to reward long-term performance, as reflected by the market price of Stratasys ordinary shares) will include a time-vesting period. Equity-based awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.
(b)	Performance-based equity awards: Equity-based awards structured as performance-based awards will vest upon the achievement of pre-determined performance criteria. The amount of such performance-based awards may also be subject to achievement of such pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Stratasys wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., earnings per share (EPS), total shareholder return (TSR), or stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.
(c)	Vesting of equity-based awards: The minimum vesting period of all equity-based awards must be at least one year following the grant date and will generally vest in full over a period between three to five years subject to achievement of service and/or performance conditions, unless determined otherwise in a specific award agreement approved by the Committee and the Board.

Solely for the sake of clarity, the above vesting conditions shall not apply to Employee Share Purchase Plans, which involve deductions from salaries to purchase the Company’s shares.

The target monetary grant date value of executive officers’ equity-based grants will be determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account, inter alia, Stratasys’ pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance and desired competitive compensation levels. In concert with establishing the target monetary grant-date value, the Committee and the Board will also determine (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including, but not limited to, stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the allocation and elements of the equity mix from time to time.

Caps on equity-based compensation:

●	Equity budget - the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) may set an annual budget for equity-based compensation awarded to executive officers.
●	Cap at grant date - the total monetary grant date value of the equity-based compensation awarded to a single executive officer per annum shall not exceed US $6.0M and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year, except as otherwise specified in this Policy.
Benefits and Perquisites

Purpose: Benefits and perquisites increase the economic security of Stratasys’ employees, including its executive officers, and in doing so, improve employee/ executive officer retention across the Company and its subsidiaries. As such, it is one component of Stratasys’ reward management.

Potential categories of benefits:

a.
The social benefits and other benefits that may be provided to Stratasys’ executive officers may include any of the following (including gross-up of the benefit value of any of the following for tax purposes):

	(a)	Pension
	(b)	Education fund
	(c)	Severance pay
	(d)	Managers insurance
	(e)	Employer’s allocations for 401(k) funds (for US employees)
	(f)	Medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members
	(g)	Disability insurance
	(h)	Periodic medical examination
	(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance
	(j)	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof
	(k)	Paid vacation, including, if applicable, the redemption thereof
	(l)	Sick days
	(m)	Holiday and special occasion gifts
	(n)	Recuperation pay
	(o)	Expense reimbursement
	(p)	Payments or participation in relocation and related costs, perquisites and expenses
	(q)	COBRA (for US employees)
	(r)	Change-of-control provisions
	(s)	Loans or advances (to the extent permitted under applicable law)
	(t)	Professional or academic courses or studies
	(u)	Newspaper or online subscriptions
	(v)	Professional membership dues or subscription fees
	(w)	Professional advice or analysis (such as pension, insurance and tax)
	(x)	Other benefits generally provided to Company employees (or any applicable affiliate or division)
	(y)	Other benefits or entitlements mandated by applicable law

Stratasys may also provide to its executive officers other benefits and entitlements that are part of compensation practices in its industry, relevant geographical location, region of activity or jurisdiction.

Relevant factors for determining benefits: Social and other benefits must also take into account the prevailing conditions in the Company’s market (“benchmarking”). In addition, additional benefits are unique and depend upon the prevailing customs in different countries. Therefore, when the Company enters into employment agreements with executive officers for positions outside of Israel, such officers may be entitled to receive additional or fringe benefits according to the prevailing customs and practice in their country of service for executive officers of similar rank in the countries in which they serve, subject to the limits described in this policy. This country-specific approach is intended to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant countries.

Retirement and Severance Arrangements

Purpose: Depending on the circumstances, Stratasys may provide certain post-service or post-employment benefits, compensation or protection to its executive officers, which helps it to attract, motivate and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Stratasys during their tenure with the Company.

General: In determining whether to offer retirement or termination of service or employment arrangements, the Committee and Board may consider the circumstances surrounding such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Stratasys’ performance during such period and the executive officer’s contribution to Stratasys’ achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or post-employment benefits, compensation or protection, in the event of termination for “cause,” as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following:

●	Advance notice: advance notice of termination for a certain period of time, not to exceed 12 months for CEO, and 6 months for other executive officers, during which an executive officer will be entitled to receive full compensation for service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.
●	Release of severance amounts: release of severance amounts accumulated in an executive officer’s Pension Fund and/or Managers Insurance and/or Provident Fund (the “Funds”).
●	Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment (less severance amounts accumulated in the Funds).
●	COBRA (for US employees): The Consolidated Omnibus Budget Reconciliation Act (COBRA) gives employees (including executive officers) and their families the right to choose to continue group health benefits provided by the Stratasys group health plan for limited periods of time under certain circumstances.
●	Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete for at least one year following termination and in the case of the CEO two years. Payments shall cease and Stratasys may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

●	Change of control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason”, one year or less following a merger, a package of up to $1 million. Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Stratasys, while attempting to alleviate any uncertainties in connection therewith. The limit set in this paragraph shall not apply in the context of payments that may be made pursuant to the negotiated terms of a merger or acquisition by the Company.
●	Discretionary payment: for executive officers who have served at the Company for five years or more, in special circumstances determined by the Committee and the Board (which may be based on the recommendations of the CEO (with respect to executive officers other than the CEO)), a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual base salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

Exceptional Matters: The above limitations shall not apply (a) if otherwise mandated by the labor law of the jurisdiction in which the executive officer is employed by the Company, or (b) in such cases that an executive officer has joined the Company by virtue of a corporate transaction such as an acquisition, merger or similar transaction, and the compensation of said officer is either based on past practice prior to the consummation of said transaction or has been set in connection with said transaction.

External and Internal Considerations

External benchmarks:

●	Companies of similar size or financial characteristics in North America, Israel and Western Europe;
●	Industry peers in North America, Israel and Western Europe;
●	Companies in relevant geographic locations that compete with Stratasys for similar talent.
In addition, the Committee may collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Stratasys is generally targeted competitively with Stratasys’ peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects the individual’s experience, performance, and geographic location, and the business need to attract and retain specific talent.

Reasonableness within the Organization: In addition to external benchmarking, the Committee and the Board may periodically review relevant internal ratios between executive officers’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, and its potential effect on the work relations within Stratasys. As a global company, with complex world-wide operations, Stratasys positions its executive officers’ compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Where deemed appropriate by the Committee and the Board, the Committee and the Board may review internal ratios between executive officers and employees in relevant geographies as well.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General Discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Measurable Criteria: To the extent that the Israeli Companies Law requires the utilization of measurable criteria and considerations in a particular determination of compensation of an executive officer or director, any reference in this policy to “performance criteria” or to a similar expression that is relevant to the relevant compensation-related determination shall be deemed to refer to measurable performance criteria or considerations.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Stratasys’ executive officers are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof with the U.S. Securities and Exchange Commission or such other regulatory authority to which the Company provides such financial information. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

Notwithstanding the foregoing, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Stratasys’ financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Stratasys (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

Directors’ Compensation

Objectives: Stratasys aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

●	Annual fee
●	Committee service fee
●	Equity grant
Stratasys Chairman of the Board and Chairman of any committee of the Board, as well as any other directors that take on increased duties in the activities of the Company, may be paid increased annual fees, supplemental to the ordinary annual fees, in recognition of the increased duties imposed on them, subject to statutory requirements.

In addition, Stratasys will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Stratasys in their capacity as directors.

When considering directors’ compensation, the Committee and the Board may review benchmarking data with respect to compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board may review relevant internal ratios between directors’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, as well as the potential effect on the work relations in Stratasys. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to external directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Stratasys’ external directors and other designated independent directors.

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Elements: Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements.

D&O liability insurance (Claims Made): The coverage provided by Stratasys to its directors and officers (including executive officers subject to this compensation policy) under its Directors’ and Officers’ Liability Insurance policies will be subject to the following terms (any of which may be exceeded by an amount that constitutes no more than five percent (5%) of the relevant limit amount without being deemed to deviate from this policy): (i) the coverage- both per claim and in the aggregate- will be no more than $100,000,000, as well as up to $60,000,000 for any Side A policy covering directors and officers individually; (ii) the coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Committee (and, if required by law, by the Board) which shall determine that (x) the total amount of the coverage is reasonable considering Stratasys’ exposures, the scope of coverage and the market conditions, and (y) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities; and (iii) any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the coverage afforded to directors and officers) than those of the then-effective insurance policy, as market conditions may then allow.

D&O liability insurance (Run-off): Should the Company sell its operations (in whole or in part) and/or in case of a merger/sale, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a D&O liability insurance policy (run-off) for executive officers and directors in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed seven years; (b) the coverage amount will be no less than the limit afforded under the then-effective D&O liability insurance policy, both per claim and in the aggregate; and (c) the amounts of the premiums and the deductibles for such insurance coverage will reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities.

D&O liability insurance (Public Offerings): The Company may extend the insurance policy for Office Holders in place to include coverage for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall reflect then-current market conditions and shall not materially affect Stratasys’ profitability, assets or liabilities.

* * * * * *

Appendix B
Text of Clarifying Amendment to Appendix A to CEO Employment Agreement
Appendix A of the current employment agreement of Yoav Zeif, dated February 24, 2020, with Stratasys, would be amended to amend the definition of “Double Trigger”.
The current definition under Appendix A of the agreement reads as follows:
“Double Trigger” means the consummation by the Company of: (i) a merger, consolidation, share purchase or similar corporate transaction as a result of which at its closing shares of the Company are issued or exchanged, or converted into cash, securities or other property of another corporate entity, such that persons (in the case of a merger, consolidation or similar corporate transaction) or a person or a group of persons acting in concert (in the case of a share purchase) who held less than the majority of the Company's issued and outstanding shares immediately prior to said transaction hold a majority of the issued and outstanding shares in the Company as a result of said transaction, or (ii) a sale of all or substantially all of the assets of the Company to another entity which is not controlling, controlled by or under common control with the Company (the “Successor Entity”) (each of sub-clauses (i) and (ii), a “Change of Control Trigger”), and, following such Change of Control Trigger, there is a second trigger event, being any of the following: (a) with respect to a Change of Control Trigger under clause (i), Executive's employment is terminated by the Company without Cause or Executive resigns from the Company for Good Reason (as defined below) within 12 months of closing of said transaction; or (b) with respect to a Change of Control Trigger under clause (ii), (A) prior to the closing of said sale, either (y) the Successor Entity does not offer Executive continued employment with the Successor Entity on terms no less favorable for Executive than those offered to Executive under this Agreement, or (z) Executive does not agree to continued employment with the Successor Entity, or (B) if the Successor Entity and Executive agree to Executive's continued employment with the Successor Entity following the closing of such sale and, within 12 months of closing of said sale, either Executive's employment is terminated by the Successor Entity without Cause or Executive resign from the Successor Entity for Good Reason.
The amended definition would read as follows, adding, in substance, the new clause (iii) appearing in red text in the below paragraph (as well as applicable conforming changes):
“Double Trigger” means (i) the consummation by the Company of a merger, consolidation, share purchase or similar corporate transaction as a result of which at its closing shares of the Company are issued or exchanged, or converted into cash, securities or other property of another corporate entity, such that persons (in the case of a merger, consolidation or similar corporate transaction) or a person or a group of persons acting in concert (in the case of a share purchase) who held less than the majority of the Company's issued and outstanding shares immediately prior to said transaction hold a majority of the issued and outstanding shares in the Company as a result of said transaction, (ii) the consummation by the Company of a sale of all or substantially all of the assets of the Company to another entity which is not controlling, controlled by or under common control with the Company (the “Successor Entity”), or (iii) individuals who then constitute the Company's incumbent board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Company's board of directors (the “Board”); provided, however, that any individual becoming a director whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Incumbent Board (each of sub-clauses (i), (ii) and (iii), a “Change of Control Trigger”), and, following such Change of Control Trigger, there is a second trigger event, being any of the following: (a) with respect to a Change of Control Trigger under clauses (i) or (iii), Executive's employment is terminated by the Company without Cause or Executive resigns from the Company for Good Reason (as defined below) within 12 months of closing of said transaction or such change in the composition of the Board, as applicable; or (b) with respect to a Change of Control Trigger under clause (ii), (A) prior to the closing of said sale, either (y) the Successor Entity does not offer Executive continued employment with the Successor Entity on terms no less favorable for Executive than those offered to Executive under this Agreement, or (z) Executive does not agree to continued employment with the Successor Entity, or (B) if the Successor Entity and Executive agree to Executive's continued employment with the Successor Entity following the closing of such sale and, within 12 months of closing of said sale, either Executive's employment is terminated by the Successor Entity without Cause or Executive resign from the Successor Entity for Good Reason.